COGDELL SPENCER INC.
4401 Barclay Downs Drive, Suite 300
Charlotte, North Carolina 28209-4670
October 24, 2005
Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-4561
Re:   Cogdell Spencer Inc.
Registration Statement on Form S-11 (File No. 333-127396)
Ladies and Gentlemen:
                         In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Cogdell Spencer Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 2:00 p.m., New York City time, on October 26, 2005, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.
Very truly yours,
COGDELL SPENCER INC.
By: /s/ Frank C. Spencer

Name:   Frank C. Spencer
Title:     Chief Executive Officer and President